UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF
SECURITIES OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of The Securities Exchange Act of 1934

CHINA VITUP HEALTH CARE HOLDINGS, INC.
(Name of small business issuer in its charter)

Nevada (State or jurisdiction of incorporation or organization)	45-0552679 I.R.S. Employer Identification No.

108-1 Nashan Road

Zhongshan District

Dalian, P.R.C.

 (Address of principal executive offices)

Issuers telephone number 858-8265-3668

Securities to be registered pursuant to Section 12(b) of the Act.

Title of each class None	Name of each exchange on which registered None

Securities to be registered pursuant to Section 12(g) of the Act.

500,000,000 shares of common stock, $.0001 par value
(Title of Class)

Table of Contents

PART I

1

Item 1. Description of Business

1

Item 1A. Risk Factors

8

Item 2. Management’s Discussion and Analysis or Plan of Operation

11

Item 3. Description of Property

14

Item 4. Security Ownership of Certain Beneficial Owners and Management

14

Item 5.  Directors and Executive Officers, Promoters and Control Persons.

14

Item 6. Executive Compensation

16

Item 7.  Certain Relationship and Related Transactions

18

Item 8. Description of Securities

19

PART II

20

Item 1. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

20

Item 2. Legal Proceedings

21

Item 3. Changes in and Disagreements with Accountants

21

Item 4. Recent Sales of Unregistered Securities

21

Item 5. Indemnification of Directors and Officers

23

PART F/S

24

Item 1. Financial Statements

24

CONDENSED CONSOLIDATED BALANCE SHEET

25

PART III

48

Item 1. Index to Exhibits

48

Item 2. Description of Exhibits

48

SIGNATURES

48

-ii-

PART I

Item 1. Description of Business

China Vitup Health Care Holdings, Inc., (hereinafter “we,” “us,” “our,” the “Company” or “China Vitup Nevada”) is engaged in the business of providing healthcare services to customers in China.  The services include performance of physical examinations, creation and monitoring of personalized healthcare plans, providing medical treatments for common illnesses, and providing referrals to medical institutes or medical experts for treatment of serious illnesses.

We do not directly carry on any business operations and, due to restrictions on direct foreign investment in medical institutes in China, we have no direct ownership interest in our business operations in China.  Instead, such operations are carried on through contractual arrangements entered into between our direct and indirect subsidiaries and certain affiliated entities in China.  These contractual arrangements allow us to exert effective control over the PRC operating affiliates and to receive a substantial portion of the economic benefits derived from the business operations of the PRC operating affiliates.  All references herein to our business operations include the operations carried on by our PRC operating affiliates through the specified contractual arrangements.

Corporate Structure.

We were incorporated under the laws of Canada as Second Bavarian Mining Consulting Services, Inc. (“Second Bavarian”) on February 23, 2003.  On August 30, 2004, Second Bavarian amended and restated its Articles of Incorporation to change its name to Tubac Holdings, Inc. (“Tubac”) and to change its domicile to the State of Wyoming.  On October 2, 2006, Tubac changed its domicile to the State of Nevada and changed its name to China Vitup Health Care Holdings, Inc., through completion of a merger with and into China Vitup Health Care Holdings, Inc., a Nevada corporation (“China Vitup Nevada”) formed on September 15, 2006, as a wholly-owned subsidiary of Tubac.   As a result of the merger, each share of Tubac was exchanged for one share of China Vitup Nevada; Tubac ceased to exist as a separate entity and China Vitup Nevada continued as the surviving company.

As indicated above, we do not directly carry on any business activities. Additionally, due to governmental restrictions imposed by the PRC which limits direct foreign investment in medical institutes in China, we have no direct ownership interest in our business operations in China. Rather, all of our operations are conducted through contractual arrangements through our direct and indirect subsidiaries and certain affiliated entities, all of which are discussed in detail below:

Direct Wholly-Owned Subsidiary

On November 15, 2006 we completed the closing under an Agreement for Share Exchange with China Vitup Healthcare Holdings, Inc., a British Virgin Islands corporation (“China Vitup BVI”).  Under the terms of the Agreement for Share Exchange, we issued a total of 13,460,202 shares of our common stock in exchange for 50,000 shares of China Vitup BVI, representing 100% of the issued and outstanding common stock of China Vitup BVI. China Vitup BVI thus became a wholly owned subsidiary of China Vitup Nevada.

Indirect Wholly-Owned Subsidiary

China Vitup BVI is a holding company which owns 100% of Dalian Vitup Management Holdings Co. Ltd. (“Dalian Vitup Management”), a foreign owned limited corporation registered under the laws of the PRC; accordingly, Dalian Vitup Management is an indirect wholly-owned subsidiary of China Vitup Nevada.  Due to PRC government restrictions which restrict foreign investment in China’s medical industry, Dalian Vitup Management, which is a foreign owned enterprise, does not directly carry on business operations, but instead has entered into exclusive contractual agreements, discussed more fully below, with Dalian Vitup Healthcare Management Co. Ltd., a Chinese corporation (hereinafter referred to as “Dalian Vitup Healthcare”) which is owned exclusively by Shubin Wang, our Chairman, and Feng Gu, our Chief Operating Officer.  Dalian Vitup Healthcare has in turn entered into an exclusive contractual agreement with the Dalian Vitup Clinic (the “Clinic”), a privately-owned Chinese medical practice registered in the PRC and owned by Shubin Wang. The Clinic is the operating entity which provides the healthcare services described herein.

Contractual Agreements

As indicated above, Dalian Vitup Management, our indirect wholly-owned subsidiary has entered into exclusive contractual agreements with Dalian Vitup Healthcare, its shareholders, Shubin Wang and Feng Gu, pursuant to which:

•

we are able to exert effective control over Dalian Vitup Healthcare and its affiliates;

•

a substantial portion of the economic benefits of Dalian Vitup Healthcare and its affiliates will be transferred to us; and

•

Dalian Vitup Management has an exclusive option to purchase all or part of the equity interests in Dalian Vitup Healthcare.

The specific contractual agreements that allow us to exert effective control over Dalian Vitup Healthcare and its affiliates and share in a substantial portion of the economic benefits of the business activities of Dalian Vitup Healthcare are as follows: 1) a Loan Agreement; 2) a Share Pledge Contract; 3) an Exclusive Option Agreement; 4) a Proxy Agreement; 5) a Consulting Agreement; and 6) a Co-operative Agreement.  The following is a summary of these agreements:

Loan Agreement. The Loan Agreement, dated September 1, 2006, is by and among Dalian Vitup Management, Shubin Wang and Feng Gu.  The Loan Agreement was made for the purposes of capitalizing Dalian Vitup Healthcare and to implement the contractual arrangements in our corporate structure.

Share Pledge Contract.  The Share Pledge Contract, dated September 1, 2006, is by and among Dalian Vitup Management, Shubin Wang, Feng Gu, and Dalian Vitup Healthcare.  Pursuant to the terms of the Share Pledge Contract:

•

Shubin Wang and Feng Gu have pledged all of their equity interest in Dalian Vitup Healthcare, which amounts to 100% of Dalian Vitup Healthcare, to Dalian Vitup Management to secure their obligations under the relevant contractual control agreements, including but not limited to, their repayment obligations under the Loan Agreement; and

•

Shubin Wang and Feng Gu have each agreed not to transfer, sell, pledge or otherwise dispose of or create any encumbrance on their equity interest in Dalian Vitup Healthcare without the consent of Dalian Vitup Management.

Exclusive Option Contract.  The Exclusive Option Contract, dated September 1, 2006, is by and among Dalian Vitup Management, Shubin Wang, Feng Gu, and Dalian Vitup Healthcare.  Pursuant to the terms of the Exclusive Option Contract:

•

neither Shubin Wang, Feng Gu, nor Dalian Vitup Healthcare may enter into any transaction that could materially affect its assets, liabilities, equity or operations without the prior written consent of Dalian Vitup Management;

•

neither Shubin Wang, Feng Gu nor Dalian Vitup Healthcare will distribute any dividends without the prior written consent of Dalian Vitup Management; and

•

Dalian Vitup Management, and/or its designee, has an exclusive option to purchase all of Shubin Wang and Feng Gu’s interest in Dalian Vitup Healthcare; such interest comprises 100% of the Dalian Vitup Healthcare.

Proxy Agreement.  The Proxy Agreement, dated September 1, 2006, is by and among Shubin Wang, Feng Gu and Dalian Vitup Management.  Pursuant to the terms of the Proxy Agreement:

•

Shubin Wang and Feng Gu granted Dalian Vitup Management full power and authority regarding any matters that require shareholder action as a result of Shubin Wang and Feng Gu’s ownership interest in Dalian Vitup Healthcare.

Consulting Agreement.  The Consulting Agreement, dated September 1, 2006, is by and among Dalian Vitup Management, and Dalian Vitup Healthcare.   Pursuant to the terms of the Consulting Agreement:

•

Dalian Vitup Management will provide exclusive consulting services for Dalian Vitup Healthcare regarding: 1) services relating to health management; 2) services relating to the associate products in health management; 3) staff training; and 4) all other services required by Dalian Vitup Healthcare.

•

Dalian Vitup Healthcare will pay Dalian Vitup Management a quarterly consulting fee in an amount equal to an agreed percentage of the Company’s profit before taxes.

Co-operative Agreement.  The Co-operative Agreement, dated April 1, 2006, is by and among Dalian Vitup Healthcare and the Dalian Vitup Clinic.  Pursuant to the terms of the Co-operative Agreement:

•

Dalian Vitup Healthcare will: 1) provide assistance with business management; 2) provide marketing and patient support services; 3) handle certain accounting and office administration issues; and 4) manage certain human resources for the clinic.

•

For consulting services performed by Dalian Vitup Healthcare, each month the Clinic will pay Dalian Vitup Healthcare an amount equal to the Clinic’s surplus, which is defined as the Clinic’s net profits for each month.

We believe that: (i) our corporate structure is in compliance with existing PRC Laws and regulations regarding foreign investment in the Chinese medical industry; (ii) the contractual arrangements among Dalian Vitup Management, Dalian Vitup Healthcare, Dalian Vitup Clinic, Shubin Wang and Feng Gu are valid, binding and enforceable and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the business operations described herein are in compliance with existing PRC laws and regulations in all material respects.  However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations.  Accordingly, there can be no assurance that the PRC regulatory authorities will not in the future take a view that is contrary to our current opinion about the legality of our corporate structure.  Furthermore, if the PRC government finds the agreements that establish the structure for operating our medical services business do not comply with PRC government restrictions on foreign investment in medical institutes, we could be subject to penalties.  For more information regarding risks relating to our corporate structure, please see Item 1A - Risk Factors.

Corporate Structure Diagram

The following diagram illustrates our corporate structure as discussed above:

China Vitup Health Care Holdings Inc.
(Nevada)
100%
Outside China
China Vitup Healthcare Holdings Inc.
(BVI)
100%
Inside China
Dalian Vitup Management Holdings Co. Ltd.
(PRC)
(1) - (4)
Shubin Wang
Feng Gu
Shubin Wang
51%
49%
100%
(5)
Dalian Vitup Healthcare Management Co. Ltd.
(PRC)
(6)
Dalian Vitup Clinic

(1) Loan Agreement;
(2) Share Pledge Contract;
(3) Exclusive Option Agreement;
(4) Proxy Agreement;
(5) Consulting Agreement.
(6) Co-operative Agreement

Business of Issuer.

As the Chinese economy grows, the demand for high quality medical services in China also increases.  Beginning in 1985, the Chinese government began a program directed towards reforming China’s general healthcare system.  By the late 1990’s, China had established a basic healthcare system throughout the Country. Currently, a majority of the medical care services throughout China are provided by state owned medical institutions and organizations.  Consequently, there are a limited number of private institutions providing medical care to Chinese citizens, particularly citizens within the middle class.  We aim to fill the existing void in private healthcare facilities in China and establish state-of-the-art medical checkup centers in the Chinese Healthcare Management Industry.

Currently, the Company offers integrated health management services designed specifically to fit the needs of the Chinese population through its 12,840 square foot facility located in Dalian city, Liaoning Province, PRC.  The Company’s goal is to provide Chinese citizens with highly individualized health services tailored specifically to their needs.  The Company’s health services include specialized physical examinations, health management plans, and guidance for medical treatment.  The Company assists its patients in maintaining a healthy status by comprehensively monitoring, analyzing and evaluating, and predicting various risk factors that affect the health and well being of its patients.  The Company focuses on monitoring the health of its patients, as well as diagnosing its patients’ ailments and establishing appropriate treatment procedures for such ailments.  In many instances the Company, as a primary checkup facility, will refer its patients to specialized hospitals and health facilities that can treat the patients’ specific health problems that the Company has identified through its checkup procedures.

The Company’s primary technique for evaluating and monitoring the health of its patients is through the implementation of its four dimensional checkup model.  The Company’s unique four dimensional checkup model consists of a blend of standard western medical checkup procedures, psychological evaluations, traditional Chinese medical consultations, and nutritional evaluations. The western aspect of the Company’s four dimensional healthcare checkup model utilizes standard western medical procedures to evaluate and monitor the health of the Company’s patients, including but not limited to the following checkup procedures: tumor screening, blood testing, ultra sound examinations, ophthalmic inspection, and oral cavity checkups.  In addition to the western aspect of the Company’s checkup model, the Company performs comprehensive psychological tests on its patients to assist them in determining both life orientation and career choices.  The traditional Chinese medical aspect of the Company’s checkup procedure focuses on the utilization of standard Chinese medical methods to evaluate the health of its patients, thereby compensating for the perceived deficiency in western medicine’s ability to identify and diagnose potential medical problems.  The final component of the Company’s four dimensional checkup model is the nutritional evaluation.  The Company uses various advanced technologies to analyze its patients’ body composition and ultimately establish nutritional programs geared towards the prevention of potential health problems in the Company’s patients.

Currently, the Company operates a 12,840 square foot health management and physical examination Clinic in Dalian, China, where it offers all of its healthcare services.  The Clinic is staffed by a group of 64 employees, all of whom are all skilled in the medical profession; 32 of the current employees hold medical degrees from universities throughout China.  Within its facility, the Company owns and utilizes a variety of modern medical devices for diagnosis and treatment, including, but not limited to: a) a Quantum Resonance Spectrometer; b) an Acuson Aspen Siemens Color Ultrasound System; c) an Osteospace; d) a Body Composition Analyzer; e) a Blood Lead Detector; f) a Remote Control X-Ray System; g) an Automatic Biochemical Analyzer; and h) a Japanese Full Automatic Blood Cell Counter.

As noted above, the private healthcare industry is a small, but expanding area of business in China.  We believe that by being one of the first private companies to offer specialized medical services, and thus firmly establishing ourselves within the market place, we will be able to effectively compete with any other private facilities in the healthcare industry.  We believe that by relying on our advanced four dimensional checkup model, we will be able to fill an existing void in the Chinese healthcare system and provide the citizens of the PRC with an alternative to state sponsored medical facilities for their regular medical checkups.  Furthermore, by establishing relationships with existing health facilities, we will be able to effectively and efficiently refer our patients to more advanced treatment centers to accommodate all of our patients’ medical needs.

While the facility in Dalian continues to operate, we plan on opening additional facilities throughout China.  In 2007 the Company anticipates raising approximately $2.6 million dollars in the form of debt from existing shareholders to fund the Company’s initial growth strategy.  The Company will use the $2.6 million dollars to open a clinic in the Chaoyang district of Beijing, and improve and expand upon the Clinic currently in operation in Dalian.  Additionally, the Company intends on raising an additional $3 million dollars through a private placement equity offering to open an additional clinic in Shenyang by the end of 2007.  Following the Company’s development plan for 2007, the Company anticipates opening several additional medical centers throughout China.

To facilitate our growth strategy, we plan on establishing a management team in Dalian to make the necessary preparations for the establishment of the additional medical facilities throughout China.  The management team will work to establish standards for all of our facilities and to create and implement a unified employee orientation and training program.  The management team located in Dalian will supervise the development of all additional facilities.

To fund our growth strategy through 2007, we anticipate that we will need to raise a total of $5.6 million dollars in United States currency.  As indicated above, we anticipate raising $2.6 million dollars in the form of debt and $3 million dollars through a private placement equity offering.  These funds will be used to establish and market the two new health centers that we plan on opening by the end of 2007, as well as expanding the existing facility in Dalian.  In accordance with our growth strategy, we will need to higher new staff for each of the additional facilities; this will amount to roughly 120 new employees.

Customers and Marketing.

Customers

We believe that the rapidly increasing middle class of China is interested in seeking viable alternatives to state sponsored medical facilities.  The Company aims to provide these individuals with an alternative to state sponsored medical facilities in the form of highly modern and upscale medical facilities where their clients can go to have their health monitored on a regular basis.

The Company’s current customers, all of whom are discussed in detail below, are composed mainly of the following: i) Individuals; ii) Members; iii) Enterprises; iv) Government Agencies; and v) Insurance Companies.

Individuals.  Individuals are classified as patients who have come to the clinic for a one-time health checkup.  The Company offers a variety of Individual Checkup Packages depending upon the Individual’s age.

Members.  Members are identified as patients who have enlisted the services of the Company to monitor their health for a one-year period.  The Company’s Members are subdivided into Individual Members and Family Members.  The Company offers a variety of checkup packages to its Members.  The Company has identified Members as one of its most lucrative potential client bases.  As such, the Company intends to focus significant efforts in rapidly increasing the number of Members of the Company.

Enterprises.  The Company has established relationships with various significant business enterprises in China.  These enterprises have enlisted the services of the Company to have the Company provide health checkups for the enterprises’ employees.  The fees relating to the checkups performed by the Company are paid by the enterprises themselves.  As the Company expands, it intends to solidify existing relationships, as well as establish new relationships with other business enterprises in an effort to provide for the healthcare needs of business enterprises throughout China.

Government Agencies.   A significant percentage of civil servants in China are required to have annual routine health checkups.  The Company has established relationships with various government agencies whereby the agencies have designated the Company as their medical checkup institute to perform the annual exams on the respective agencies’ employees.

Life Insurance.  The Company cooperates with various life insurance companies to provide the standard health checkup that all potential life insurance candidates must undergo prior to entering into a life insurance contract.   The insurance companies pay all of the checkup expenses.

The foregoing customers account for the following percentages of the Company’s revenues: Individuals and Members – 32%; Enterprises – 30%; Government Agencies – 22%; Insurance Companies – 8%.

Marketing

The Company intends to promote and market its operating clinic in Dalian and its future clinics in Beijing and Shenyang through: 1) billboard advertisements on major arterial roads; 2) television advertisements; 3) newspaper and print advertisements; 4) electronic advertisements on the internet and the Company’s website; 5) large public events promoting the various clinics and services that are offered; and 6) distribution of promotional literature promoting and advertising the clinics.

Employees.

The Company currently has 64 full-time employees, all of whom are all skilled in the medical profession; 32 of the current employees hold medical degrees from universities throughout China.

Competition.

Dalian

Currently, there are only two medical checkup facilities located in Dalian: 1) the Dalian Vitup Healthcare facility; and 2) a state sponsored hospital.  As such, we are the only provider of private doctor healthcare management in Dalian.  Our major competitor in Dalian is the public hospital.  By being the first to market, and establishing ourselves as the preeminent private medical checkup facility in Dalian we believe that we can overcome any competition that we may face from other private medical checkup facilities.

Beijing

Beijing is the capital of China.  Currently there are no private medical institutions in Beijing that are designed to offer one-on-one high quality medical services to Beijing’s residents.  As such, when the Company opens its new clinic in the Chaoyang district of Beijing, it will be the first provider of private medical services to the residents of Beijing.

Shenyang

Currently there are no private medical institutions in Shenyang that are designed to offer one-on-one high quality medical services to the city’s residents.  As such, when the Company opens its new clinic in Shenyang, it will be the first provider of private medical services to the residents of Shenyang.

Reports to Security Holders.

After we complete this registration, we will not be required to furnish you with an annual report and we will not be voluntarily sending you an annual report.  Our annual reports will include audited financial statements.  Shareholders wishing to receive an annual report may request one by contacting our principal executive offices.  We will be required to file reports with the SEC under section 15(d) of the Securities

Act.  The reports will be filed electronically. The reports we will be required to file are Forms 10-KSB, 10-QSB, and 8-K.  You may read copies of any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Room 1580, Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC also maintains an Internet site that will contain copies of the reports we file electronically.  The address for the SEC Internet site is http://www.sec.gov.

Item 1A. Risk Factors

AN INVESTMENT IN OUR COMMON STOCK IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN EVALUATING OUR BUSINESS BEFORE PURCHASING ANY OF OUR SHARES OF COMMON STOCK. NO PURCHASE OF OUR COMMON STOCK SHOULD BE MADE BY ANY PERSON WHO IS NOT IN A POSITION TO LOSE THE ENTIRE AMOUNT OF HIS INVESTMENT. THE ORDER OF THE FOLLOWING RISK FACTORS IS PRESENTED ARBITRARILY. YOU SHOULD NOT CONCLUDE THE SIGNIFICANCE OF A RISK FACTOR BECAUSE OF THE ORDER OF PRESENTATION.  THE RISKS DESCRIBED BELOW ARE NOT THE ONLY ONES THAT WE FACE. WE HAVE DISCLOSED ALL MATERIAL RISKS.  OUR BUSINESS AND OPERATIONS COULD BE SERIOUSLY HARMED AS A RESULT OF THESE RISKS.

Risks Relating to Our Business and Industry

We have a limited operating history, and it is difficult to evaluate our financial performance and prospects.

The Company’s operating affiliate has a limited two (2) year operating history.  As such, it is difficult evaluate the Company’s future prospects and performance, and therefore we cannot assure you that the Company will operate profitably in the future.

We have limited funds available for operating expenses.  If we do not obtain funds when needed, we will have to cease our operations.

We have limited operating capital currently. In the foreseeable future, we expect to incur significant expenses when developing our business. During the next 12 months, we plan to raise additional capital through sales of unregistered common stock as necessary.  There is no assurance that any such sale will occur.  There is the possibility that we will run out of cash, and this may affect our operations and thus our profitability.  If we cannot obtain funds when needed, we may have to cease our operations.

We depend on attracting and retaining qualified employees, the failure of which could result in a material decline in our revenues.

The Company is a provider of healthcare services. Our revenues and future growth depend on our ability to attract and retain qualified employees. This is especially crucial to our business, as these employees will generate revenue by providing the services that are the staple product that we offer. We may face difficulties in recruiting and retaining sufficient numbers of qualified employees because the market may not have enough personnel of such kind. In addition, we need to compete with other companies for qualified employees. If we are unable to retain such employees, we could face a material decline in our revenue.

We depend on the quality of our services and our reputation to bring in potential clients.

The Company’s ability to bring in potential clients will greatly depend on the quality of its services and its reputation among its potential clients. If our clients are dissatisfied with our services or the Company’s reputation is adversely affected for any other reason, our business, result of operations, financial condition and prospects could be materially harmed.

It is difficult to forecast and plan the business because of our limited operating history.

We have very limited operating history to use to evaluate the Company’s business and its future prospects. As the Company is still in an early development stage, there can be no assurance that we will achieve or sustain profitability on an annual or quarterly basis. Prospective operating results depend on various factors such as the quality of our services, our success in attracting and retaining qualified employees, our ability to gain competitive advantage to compete with other competitors, and the success in building a good reputation and attracting new clients continuously.

Resale of our Shares may be difficult because there is not an active trading market for our Shares, and it is possible that no market will develop. This may reduce or limit the potential value of our shares.

Our shares are currently approved for trading on the pink sheets under the trading symbol CVPH.  However, there is not currently an active trading market for our shares of common stock, and no assurance that such a public market will develop in the future. Even in the event that such a public market does develop, there is no assurance that it will be maintained or that it will be sufficiently active or liquid to allow shareholders to easily dispose of their shares.  The lack of a public market or the existence of a public market with little or no activity or liquidity is likely to reduce or limit the potential value of our shares.

Risks Relating to Our Business and Our Structure

If the PRC government finds that the agreements that establish the structure for operating our China business operations do not comply with PRC governmental regulations on foreign investment in the medical industry, we could be subject to penalties.

Substantially all of our operations are or will be conducted through Dalian Vitup Management, our indirectly wholly-owned subsidiary and through our contractual arrangements with Dalian Vitup Healthcare and the Dalian Vitup Clinic, our affiliated entities in China.  If we or our operating subsidiary or affiliate are found to be in violation of any existing or future PRC laws or regulations we could be subject to severe penalties, including but not limited to: (i) revocation of the business and operating licenses of our PRC subsidiary and affiliates; (ii) discontinuing or restricting our PRC subsidiary and affiliates’ operations; (iii) imposition of conditions or requirements with which we or our PRC subsidiary and affiliates may not be able to comply; (iv) requirement that we or our PRC subsidiary and affiliates restructure the relevant ownership structure or operation; and (v) restriction or prohibition or our use of the proceeds of our business operations to further finance our operations in China.

We rely on contractual arrangements with our PRC operating affiliate and its shareholders for our China operations, which may not be as effective in providing operational control as direct ownership.

We rely on contractual arrangements with our PRC operating affiliates and its shareholders to operate our business.  For a description of these contractual arrangements see the sections titled “Corporate Structure” and “Related Party Transactions.”  These contractual arrangements may not be as effective in providing us with control over Dalian Vitup Healthcare or the Dalian Vitup Clinic as direct ownership.  Under the current contractual arrangements, as a legal matter, if our PRC operating affiliates or its shareholders fails to perform their respective obligations under these contractual arrangements, we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under PRC law, including seeking specific performance, or injunctive relief, and claiming damages, which we cannot assure you to be effective.  For example, if Shubin Wang or Feng Gu were to refuse to transfer their equity interest in Dalian Vitup Healthcare to Dalian Vitup Management when we exercise our rights under the “Exclusive Option Contract,” then we may have to take legal action to compel them to fulfill their contractual obligations. Additionally, many of these contractual arrangements are governed by PRC law and accordingly will be interpreted in accordance with PRC law and any disputes would be resolved according to PRC legal procedures.  The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States.  As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements.  In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our operating entities, and our ability to conduct our business may be negatively affected.

Contractual arrangements we have entered into among our subsidiaries and affiliated entities may be subject to scrutiny by the PRC tax authorities.

Under PRC law, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. If any of the transactions we have entered into among our subsidiary and affiliated entity are found not to be on an arm’s-length basis, or to result in an unreasonable reduction in tax under PRC law, the PRC tax authorities have the authority to disallow tax savings, adjust the profits and losses of our respective PRC entities and assess late payment interest and penalties.

Our business operations may be affected by legislative or regulatory changes.

Changes in laws and regulations or the enactment of new laws and regulations governing the medical industry in the PRC may materially and adversely affect our business prospects and results of operations.

Risks Relating to the People’s Republic of China

Substantially all of our assets are located in China and substantially all of our revenues are derived from our operations in China. Accordingly, our business, financial condition, results of operations and prospects are subject, to a significant extent, economic, political and legal developments in China.

The PRC’s economic, political and social conditions, as well as governmental policies, could affect the financial markets in China and our liquidity and access to capital and our ability to operate our business.

The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth over the past, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us.  Moreover, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.  The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China are still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies.

The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Since late 2003, the PRC government implemented a number of measures, such as raising bank reserves against deposit rates to place additional limitations on the ability of commercial banks to make loans and raise interest rates, in order to slow down specific segments of China’s economy which it believed to be overheating. These actions, as well as future actions and policies of the PRC government, could materially affect our liquidity and access to capital and our ability to operate our business.

The PRC legal system embodies uncertainties which could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past 26 years has significantly enhanced the protections afforded to various forms of foreign investment in China. Our PRC operating subsidiary is subject to PRC laws and regulations. However, these laws, regulations and legal requirements change frequently, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. In addition, such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operation. In addition, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to the medical industry, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us.

U.S. investors may experience difficulties in attempting to enforce judgments based upon U.S. federal securities laws against us and our non-U.S. resident director.

All of our operations and our assets are located outside the United States.   In addition, all of our officers and directors are foreign citizens.  As a result, it may be difficult or impossible for U.S. investors to enforce judgments of U.S. courts for civil liabilities against any of our individual director or officer.

Item 2. Management’s Discussion and Analysis or Plan of Operation

DISCLAIMER REGARDING FORWARD LOOKING STATEMENTS

This Form 10-SB includes forward-looking statements that include risks and uncertainties. We use words such as "anticipates," "believes," "plans," "expects," "future," "intends" and similar expressions to identify such forward-looking statements. This Form also contains forward-looking statements attributed to certain third parties relating to their estimates regarding the operation and growth of our business and spending. You should not place undue reliance on these forward-looking statements, which apply only as of the date hereof. We have based these forward-looking statements on our current expectations and projections about future events. Our actual results could differ materially from those discussed in this registration as we are a development stage company with no operations to date. Our ability to generate revenue is subject to substantial risks.

Plan of Operation.

While the facility in Dalian continues to operate, we plan on opening additional facilities throughout China.  In 2007 the Company anticipates raising approximately $2.6 million dollars in the form of debt from existing shareholders to fund the Company’s initial growth strategy.  The Company will use the $2.6 million dollars to open a clinic in the Chaoyang district of Beijing and improve and expand upon the clinic currently in operation in Dalian.  Additionally, the Company intends on raising an additional $3 million dollars through a private placement to open an additional clinic in Shenyang by the end of 2007.  Following the Company’s development plan for 2007, the Company anticipates opening several additional medical centers throughout China.

To facilitate our growth strategy, we plan on establishing a management team in Dalian to make the necessary preparations for the establishment of the additional medical facilities through out China.  The management team will work to establish standards for all of our facilities and to create and implement a unified employee orientation and training program.  The management team located in Dalian will supervise the development of all additional facilities.

To fund our growth strategy through 2007, we anticipate that we will need to raise a total of $5.6 million dollars in United States currency.  As indicated above, we anticipate raising $2.6 million dollars in the form of debt and $3 million dollars through a private placement offering.  These funds will be used to establish and market the two new health centers that we plan on opening by the end of 2007, as well as expanding the existing facility in Dalian.  In accordance with our growth strategy, we will need to higher new staff for each of the additional facilities; this will amount to roughly 120 new employees.

Results of Operations.

Our financial statements are stated in U.S. Dollars and are prepared in accordance with Generally Accepted Accounting Principles or GAAP.

Results of Operations for the nine months ended September 31, 2006 compared to September 31, 2005

Revenues

The Company’s revenues increased from $693,574 for the nine months ended September 30, 2005 to $811,799 for the nine months ended September 30, 2006.  This increase in revenue was primarily attributable to the Company’s successful marketing efforts to establish the Company as a premier provider of private medical services.

Costs of Revenue

The Company’s cost of revenue decreased from $223,174 for the nine months ended September 30, 2005 to $195,037 for the nine months ended September 30, 2006.  This decrease in the cost of revenue is attributable to the Company’s establishment of more efficient operating procedures.

Operating Expenses

The Company’s total operating expenses increased from $324,726 for the nine months ended September 30, 2005 to $411,432 for the nine months ended September 30, 2005.  For the nine months ended September 30, 2005, there were selling, general and administrative expenses amounting to $292,776, and rental expenses of $31,950.  For the nine months ended September 30, 2006, there were selling, general and administrative expenses amounting to $378,767, and rental expenses of $32,665.

Net income

For the nine months ended September 30, 2006, the Company had net income of $137,560 as compared to a net income of $145,674 for the nine months ended September 30, 2005.  This decrease in net income is attributable to the increase in selling, general and administrative expenses.

Liquidity and Capital Resources

For the nine months ended September 30, 2006 the Company’s total assets in were $1,133,322.  For the nine months ended September 30, 2006, the Company’s total liabilities were $115,472.   For the nine months ended September 30, 2006, total owners’ equity was $1,017,860.

Results of Operations for year ended December 31, 2005 compared to the year ended December 31, 2004

Revenues

The Company’s revenues increased from $193,751 in 2004 to $999,103 in 2005.  This increase in revenue was primarily attributable to the Company’s successful marketing efforts to establish the Company as a premier provider of private medical services.

Cost of Revenue

The Company’s cost of revenue increased from $175,718 in 2004 to $372,543 in 2005.  This increase in the cost of revenue is attributable to the Company’s establishment of more efficient operating procedures.

Operating Expenses

The Company’s total operating expenses increased from $372,159 in 2004 to $415,331 in 2005.   In 2004, there were general and administrative expenses, related party general and administrative expenses, and depreciation expenses amounting to $216,909, $36,600, and $118,650 respectively.  In 2005, there were general and administrative expenses, related party general and administrative expenses, and depreciation expenses amounting to $164,136, $42,600, and $208,595 respectively.

Net Income/Loss

In 2005, the Company had net income of $203,319 as compared to a net loss of $353,937 in 2004.  This change from a net loss in 2004 to net income in 2005 is attributable to the Company’s establishment of more efficient operating procedures and increased business activity.

Liquidity and Capital Resources

The Company’s total assets increased from $899,895 in 2004 up to $965,246 in 2005.  The Company’s total liabilities decreased from $283,509 in 2004 down to $131,232 in 2005.

Off-Balance Sheet Arrangements.

The Company does not have any off balance sheet arrangements that have or are reasonably likely to have a current or future effect the Company’s financial condition.

Item 3. Description of Property

The Company currently operates a 12,840 square foot medical facility in Dalian, China.  Within its facility in Dalian, the Company owns and utilizes a variety of modern medical devices for diagnosis and treatment, including, but not limited to: a) a Quantum Resonance Spectrometer; b) an Acuson Aspen Siemens Color Ultrasound System; c) an Osteospace; d) a Body Composition Analyzer; e) a Blood Lead Detector; f) a Remote Control X-Ray System; g) an Automatic Biochemical Analyzer; and h) a Japanese Full Automatic Blood Cell Counter.

Item 4. Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of February 28, 2007, the ownership of each executive officer and director of the Company, of all executive officers and directors of the Company as a group, and of each person known by the Company to be a beneficial owner of 5% or more of its Common Stock. Except as otherwise noted, each person listed below is a sole beneficial owner of the shares and has sole investment and voting power as to such shares.  No person listed below has any options, warrants or other right to acquire additional securities of the Company except as may be otherwise noted.

Title of Class	Name and Address	Number of Shares Beneficially Owned	Percent of Class

Common	Shubin Wang (1)(2) No. 108-1 South Road, Zhongshan District, Dalian, P.R. China.	8,528,002	56.98%
Common	Feng Gu (1)(3) No. 108-1 South Road, Zhongshan District, Dalian, P.R. China.	8,528,002	56.98%
Common	All Directors and Officers as a Group	8,528,002	56.98%

(1)

Officer or Director of the Company

(2)

This figure includes 3,392,865 shares owned directly by Feng Gu, Shubin Wang’s wife, of which Shubin Wang may be deemed to be the beneficial owner.

(3)

This figure includes 5,135,137 shares owned directly by Shubin Wang, of which Feng Gu may be deemed to be the beneficial owner.

Item 5.  Directors and Executive Officers, Promoters and Control Persons.

Directors and Executive Officers.

The respective positions and ages of our directors and executive officers and the year in which each director was first elected are shown in the following table. Each director has been elected to hold office until the next annual meeting of shareholders and thereafter until his successor is elected and has qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. There are no agreements or understandings for any officer or director to resign at the request of another person and no officer or director is acting on behalf of or will act at the direction of any other person.

Name	Age	Position	Director Since

Mr. Shubin Wang	41	Director	October, 2006
Ms. Feng Gu	42	Director, Chief Executive Officer	October, 2006
Mr. Xun Yuan	50	Director	October, 2006
Mr. Laifu Zhong	65	Director	October, 2006
Mr. Liming Gong	50	Director,	October, 2006
Ms. Zheng Yan	36	Chief Financial Officer	October, 2006
Mr. Zheng Canhong	40	Chief Medical Director	October, 2006

Mr. Shubin Wang.  Mr. Shubin Wang (“Mr. Wang”) has been the Chairman of the Board of Directors (the “Board”) of China Vitup Nevada since October 2006.  His responsibilities include general management of the Board.  Prior to beginning his tenure as the Chairman of the Board, Mr. Wang co-founded Dalian Vitup Healthcare in 2004, where he worked until 2006; Dalian Vitup Healthcare is the primary business operation of China Vitup Nevada.  In 1998, Mr. Wang founded a chain of Herbal Pharmacy stores located throughout China, which he actively managed until 2004.  From 1994 to1998 Mr. Wang served as the manager of PACC (Pingan) Insurance, where he oversaw the company’s operations.  From 1984 to 1994 Mr. Wang served as the Chief at the Industry and Commerce Bureau of the Jilin Province.  Mr. Wang holds a Master of Business Administration from the Dalian University of Science and Technology, located in Dalian City in the Liaoning Province of the PRC.

Ms. Feng Gu.  Ms. Feng Gu (“Ms. Gu”) has been the Chief Executive Officer (“CEO”) and Director of China Vitup Nevada since October 2006.  In addition to serving in her various capacities for China Vitup Nevada, Ms. Gu also oversees and operates Dalian Vitup Healthcare as a director and CEO, which she co-founded in 2004.   Prior to joining Dalian Vitup Healthcare, Ms. Gu worked as an Inspector for the Dalian Provincial Government from 1994 to 2004.  Prior to holding that position, she served as an Inspector of the Jilin Provincial Government from 1986 to 1994.  Ms. Gu holds a Law Degree from the Chang Chun University.

Mr. Liming Gong.  Mr. Liming Gong (“Mr. Gong”) has been a Director of China Vitup Nevada since October 2006.  In addition to serving on the Board, from 1995 to the present, Mr. Gong has been a Professor at the Dalian Medical University, located in Dalian, China.   Prior becoming a Professor at the Dalian Medical University, Mr. Gong served as the Deputy Chief of the Dalian Education Bureau from 1990 to 1995.  He holds a Bachelors Begree from the Liaoning Normal University.

Mr. Xun Yuan.  Mr. Xun Yuan (“Mr. Yuan”) has been a Director of China Vitup Nevada since October 2006.  In addition to serving on the Board, from 1995 to the present, Mr. Yuan has been the Deputy President of Dalian University located in Dalian, China.  Prior to becoming the Deputy President, from 1987 to 1995 Mr. Yuan served as the Section Chief of the Education Administration at the Medical College of Dalian University.  Additionally, Mr. Yuan served as a Teacher at the Dalian Hygiene School from 1983 to 1987.  He holds a Medical Degree from the China Medical University.

Mr. Laifu Zhong. Mr. Laifu Zhong (“Mr. Zhong”) has been a Director of China Vitup Nevada since October 2006.  In addition to serving on the Board, from 1974 to the present, Mr. Zhong has been a Professor of Preventative Medicine at the Dalian Medical University located in Dalian, China.   He also serves as the Chief of the Sino-Japanese Cooperation Medicament Science Research Institute at the Dalian University.

Significant Employees.

Ms. Zheng Yan.  Ms. Zheng Yan (“Ms. Yan”) has been the Chief Financial Officer (“CFO”) of China Vitup Nevada since October 2006.  Prior to joining China Vitup Nevada, Ms. Yan worked as the CFO of Dalian Panissoni, a software engineering company from 2005 to 2006.  Additionally, from 2001 to 2005 she was the Financial Inspector General of Dalian Content Austria Health Management.  Ms. Yan has a masters degree in accounting from the Dalian Northeast Finance and Economics University.

Mr. Zheng Canhong.  Mr. Zheng Canhong (“Mr. Canhong”) has been the Chief Medial Director of China Vitup Nevada since October 2006.  Mr. Canhong has been the Chief Medical Director of Dalian Vitup Healthcare since 2004.  From 2000 to 2004 Mr. Canhong ran the Home For The Elderly at the Nagasaki University.  Mr. Canhong has a medical degree with an emphasis in clinical medicine from the Japanese Nagasaki University Medicine Education Ministry Graduate School.

Family Relationships.

Mr. Shubin Wang, Chairman of the Board, is married to Ms. Feng Gu, director and CEO of the China Vitup Nevada.

Involvement in Certain Legal Proceedings.

There have been no legal proceedings involving either our directors or executive officers during the past five years that are material to an evaluation of the ability or integrity of any director or executive officer of the Company.

Item 6. Executive Compensation

Cash Compensation

The following table sets forth the compensation of our management for the past year:

Summary Compensation Table

Name & Principal Position	Fiscal Year	Base Salary	Bonus	Annual Compensation	Restricted Stock Awards	Underlying Options	LTI Payouts	Other Compensation
Feng Gu, Chief Executive Officer	2006	0	0	0	0	0	0	0

We have no employment agreements with our officers.  We do not provide any retirement benefits, and we do not have any agreements for compensation of officers after their resignation or retirement.

Stock Option Plans

No cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to our Company's management during the fiscal year ending December 31, 2006. Further, no member of our Company's management has been granted any option or stock appreciation right; accordingly, no tables relating to such items have been included within this Item.

Compensation of Directors

There are no standard arrangements pursuant to which our Company's directors are compensated for any services provided as director. No additional amounts are payable to our Company's directors for committee participation or special assignments.

There are no arrangements pursuant to which any of our Company's directors was compensated during our Company's last completed fiscal year or the previous two fiscal years for any service provided as director.

The following table sets forth the compensation of our directors for the past year:

Name	Fiscal Year	Base Salary	Bonus	Annual Compensation	Restricted Stock Awards	Underlying Options	LTI Payouts	Other Compensation
Mr. Shubin Wang	2006	0	0	0	0	0	0	0
Ms. Feng Gu	2006	0	0	0	0	0	0	0
Mr. Xun Yuan	2006	0	0	0	0	0	0	0
Mr. Laifu Zhong	2006	0	0	0	0	0	0	0
Mr. Liming Gong	2006	0	0	0	0	0	0	0
Ms. Zheng Yan	2006	0	0	0	0	0	0	0
Mr. Zheng Canhong	2006	0	0	0	0	0	0	0

Termination of Employment and Change of Control Arrangement

There are no compensatory plans or arrangements, including payments to be received from our Company, with respect to any person named in the Summary Compensation Table set out above which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of such person's employment with our Company or its subsidiaries, or any change in control of our Company, or a change in the person's responsibilities following a change in control of our Company.

At this time, no compensation has been scheduled for members of the board of directors or officers of the Company.

Future compensation of officers will be determined by the board of directors based upon the financial condition and performance of the Company, the financial requirements of the Company, and individual performance of each officer.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

Long-Term Compensation.

Not Applicable

Item 7.  Certain Relationship and Related Transactions

Due to governmental restrictions on direct foreign investment in medical institutes in China, we have no direct ownership interest in our business operations in China.  Instead, such operations are carried on through contractual arrangements entered into between our direct and indirect subsidiaries and certain affiliated entities in China.  The specific contractual agreements that allow us to exert effective control over Dalian Vitup Healthcare and its affiliates and share in a substantial portion of the economic benefits of the business activities of Dalian Vitup Healthcare and its affiliates are as follows: 1) a Loan Agreement; 2) a Share Pledge Contract; 3) an Exclusive Option Agreement; 4) a Proxy Agreement; 5) a Consulting Agreement; and 6) a Co-operative Agreement.  The following is a summary of these agreements:

Loan Agreement. The Loan Agreement, dated September 1, 2006, is by and among Dalian Vitup Management, Shubin Wang and Feng Gu.  The Loan Agreement was made for the purposes of capitalizing Dalian Vitup Healthcare and to implement the contractual arrangements in our corporate structure.

Share Pledge Contract.  The Share Pledge Contract, dated September 1, 2006, is by and among Dalian Vitup Management, Shubin Wang, Feng Gu, and Dalian Vitup Healthcare.  Pursuant to the terms of the Share Pledge Contract:

•

Shubin Wang and Feng Gu have pledged all of their equity interest in Dalian Vitup Healthcare, which amounts to 100% of Dalian Vitup Healthcare, to Dalian Vitup Management to secure their obligations under the relevant contractual control agreements, including but not limited to, their repayment obligations under the Loan Agreement; and

•

Shubin Wang and Feng Gu have each agreed not to transfer, sell, pledge or otherwise dispose of or create any encumbrance on their equity interest in Dalian Vitup Healthcare without the consent of Dalian Vitup Management.

Exclusive Option Contract.  The Exclusive Option Contract, dated September 1, 2006, is by and among Dalian Vitup Management, Shubin Wang, Feng Gu, and Dalian Vitup Healthcare.  Pursuant to the terms of the Exclusive Option Contract:

•

neither Shubin Wang, Feng Gu, nor Dalian Vitup Healthcare may enter into any transaction that could materially affect its assets, liabilities, equity or operations without the prior written consent of Dalian Vitup Management;

•

neither Shubin Wang, Feng Gu nor Dalian Vitup Healthcare will distribute any dividends without the prior written consent of Dalian Vitup Management; and

•

Dalian Vitup Management, and/or its designee, has an exclusive option to purchase all of Shubin Wang and Feng Gu’s interest in Dalian Vitup Healthcare; such interest comprises 100% of the Dalian Vitup Healthcare.

Proxy Agreement.  The Proxy Agreement, dated September 1, 2006, is by and among Shubin Wang, Feng Gu and Dalian Vitup Management.  Pursuant to the terms of the Proxy Agreement:

•

Shubin Wang and Feng Gu granted Dalian Vitup Management full power and authority regarding any matters that require shareholder action as a result of Shubin Wang and Feng Gu’s ownership interest in Dalian Vitup Healthcare.

Consulting Agreement.  The Consulting Agreement, dated September 1, 2006, is by and among Dalian Vitup Management, and Dalian Vitup Healthcare.   Pursuant to the terms of the Consulting Agreement:

•

Dalian Vitup Management will provide exclusive consulting services for Dalian Vitup Healthcare regarding: 1) services relating to health management; 2) services relating to the associate products in health management; 3) staff training; and 4) all other services required by Dalian Vitup Healthcare.

•

Dalian Vitup Healthcare will pay Dalian Vitup Management a quarterly consulting fee in an amount equal to an agreed percentage of the Company’s profit before taxes.

Co-operative Agreement.  The Co-operative Agreement, dated April 1, 2006, is by and among Dalian Vitup Healthcare and the Dalian Vitup Clinic.  Pursuant to the terms of the Co-operative Agreement:

•

Dalian Vitup Healthcare will: 1) provide assistance with business management; 2) provide marketing and patient support services; 3) handle certain accounting and office administration issues; and 4) manage certain human resources for the clinic.

•

For consulting services performed by Dalian Vitup Healthcare, each month the Clinic will pay Dalian Vitup Healthcare an amount equal to the Clinic’s surplus, which is defined as the Clinic’s net profits for each month.

Item 8. Description of Securities

Common Stock.

We are authorized to issue 500,000,000 shares of $ 0.0001 par value common stock, of which 14,967,346 shares are issued and outstanding. As of the date hereof, there are no outstanding options, warrants or other securities.

Voting Rights.

Each outstanding share of the common stock is entitled to one vote in person or by proxy in all matters that may be voted upon by shareholders of China Vitup Nevada, except that in the election of Directors, cumulative voting is permitted.

Cash Dividends.

As of the date hereof, we have not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of our Board of Directors and will depend upon our earnings, if any, our capital requirements and financial position, and other applicable conditions. We do not intend to pay any cash dividends in the foreseeable future but rather to reinvest earnings, if any, in our business operations.

Anti-Takeover Provisions.

There are no anti-takeover provisions that may have the effect of delaying or preventing a change in control.

Preemptive Rights.

The holders of the common stock have no preemptive or other preferential rights to purchase additional shares of any class of China Vitup Nevada's capital stock in subsequent stock offerings.

Liquidation Rights.

In the event of the liquidation or dissolution of China Vitup Nevada, the holders of the common stock are entitled to receive, on a pro rata basis, all assets of China Vitup Nevada remaining after the satisfaction of all liabilities.

Conversion and Redemption Rights.

The shares of China Vitup Nevada’s common stock have no conversion rights and are not subject to redemption. All of the issued and outstanding shares of China Vitup Nevada’s common stock are, and the unissued shares in this offering, when sold and paid for, will be duly authorized, fully paid, non-assessable and validly issued.

Stock Transfer Agent.

China Vitup Nevada’s transfer agent is Corporate Stock Transfer 3200 Cherry Creek Drive South, Suite 340, Denver, Colorado 80209.

PART II

Item 1. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

China Vitup Nevada's common stock is approved for trading on the pink sheets under the symbol CVPH.  However, there is no existing trading market for the shares.  China Vitup Nevada currently has 14,967,346 shares of common stock issued and outstanding.  Of the 14,967,346 shares, 14,710,202 shares constitute restricted securities as defined in Rule 144 under the Securities Act of 1933, and 257,144 shares are not restricted securities.  The restricted securities may only be sold pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act of 1933.  On February 28, 2007 China Vitup Nevada’s stock was owned by approximately 41 holders of record.  No dividends have been paid or declared by us since inception and we do not plan on issuing any dividends in the near future; there are no restrictions that would prevent us from issuing dividends in the future.

Item 2. Legal Proceedings

The Company does not know of any material, active or pending legal proceedings against them; nor is the Company involved as a plaintiff in any material proceedings or pending litigation.

Item 3. Changes in and Disagreements with Accountants

We have had no changes in or disagreements with our accountants required to be disclosed pursuant to Item 304 of Regulation S-B.

Item 4. Recent Sales of Unregistered Securities

The following table lists the securities which the Company has sold within the past three years in transactions which were not registered under the Securities Act of 1933, as amended:

Name and Address	Date	Shares	Consideration
Shubin Wang No. 108 South Road, Zhongshan District, Dalian, P.R. China	November 15, 2006	4,685,137	(1)
Feng Gu No. 108 South Road, Zhongshan District, Dalian, P.R. China	November 15, 2006	3,392,865	(1)
Shu Chun Wang No. 108 South Road, Zhongshan District, Dalian, P.R. China	November 15, 2006	600,000	(1)
Meng Ying Wang No. 108 South Road, Zhongshan District, Dalian, P.R. China	November 15, 2006	600,000	(1)
Quin Ping Zhang No. 108 South Road, Zhongshan District, Dalian, P.R. China	November 15, 2006	600,000	(1)
Yan Hai Zhou No. 108 South Road, Zhongshan District, Dalian, P.R. China	November 15, 2006	600,000	(1)
Xiao Li No. 108 South Road, Zhongshan District, Dalian, P.R. China	November 15, 2006	600,000	(1)

Yi Lin Gu No. 108 South Road, Zhongshan District, Dalian, P.R. China	November 15, 2006	450,000	(1)
Qui Feng Yu No. 108 South Road, Zhongshan District, Dalian, P.R. China	November 15, 2006	380,000	(1)
Mid-Continental Securities Corp. P.O. Box 110310 Naples, FL 34108-0106	November 15, 2006	182,200	(1)
Zhi Huang Room 2-11-1, 27/B Zhixinyuan, Wuyi Road, Shahekou District, Dalian, P.R. China	November 15, 2006	150,000	(1)
Yang Zi Wang No. 108 South Road, Zhongshan District, Dalian, P.R. China	November 15, 2006	150,000	(1)
Shuo Wang No. 28 Yangshu Street, Shahekou District, Dalian, P.R. China	November 15, 2006	150,000	(1)
Yong Ran Song No. 108 South Road, Zhongshan District, Dalian, P.R. China	November 15, 2006	150,000	(1)
Yen You Zheng 1980-1055 West Hastings St. Vancouver, British Columbia Canada V6E2E9	November 15, 2006	150,000	(1)
Tian Ying Zheng Room 806, 3/B Block 1 Jiangongbeili, Xuanwu District, Beijing, P.R. China	November 15, 2006	150,000	(1)
Xue Ying Zeng 602 Unit 1, 1/B Jianshe Road, Kunming, Yunnan Province, P.R. China	November 15, 2006	150,000	(1)
XiaoMei Wang RM 2006, 14/B Jian Wai Soho Chao Yang District Beijing, China 100022	November 15, 2006	150,000	(1)
Yao Lin No. 1715 CTS Plaza 2 Beisanhuan East Rd. Chao Yang Beijing, China PRC 100028	November 15, 2006	100,000	(1)
Anna Herbst 87-10 Clover Place Holliswood, NY 11423	November 15, 2006	50,000	(1)

Jun Qing Wang RM 2006, 14/B Jian Wai Soho Chao Yang District Beijing, China 100022	November 15, 2006	20,000	(1)

(1) The shares were exchanged pursuant to an Agreement for Share Exchange between China Vitup Nevada and China Vitup BVI whereby the shareholders of China Vitup BVI exchanged their shares in China Vitup BVI for shares in China Vitup Nevada.

For each of the above share issues we relied on Section 4(2) of the Securities Act because the transaction did not involve a public offering and was therefore exempt from the registration requirements of the Securities Act.  No underwriters were used, nor were any brokerage commissions paid in connection with the above share issues.

Item 5. Indemnification of Directors and Officers

The Company’s Articles of Incorporation and Bylaws include provisions requiring the Company to provide indemnification for officers, directors, and other persons.  The following describes the terms of the indemnification:

(a)  To the fullest extent permitted by the laws of the State of Nevada (currently set forth in NRS 78.75 1), as the same now exists or may hereafter be amended or supplemented, the Corporation shall indemnify its directors and officers, including payment of expenses as they are incurred and in advance of the final disposition of any action, suit, or proceeding. Employees, agents, and other persons may be similarly indemnified by the Corporation, including advancement of expenses, in such case or cases and to the extent set forth in a resolution or resolutions adopted by the Board of Directors. No amendment of this Section shall have any effect on indemnification or advancement of expenses relating to any event arising prior to the date of such amendment.

(b)  The Corporation shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of suit, litigation or other proceedings which is specifically permissible under applicable law.

(c)  To the fullest extent permitted by the laws of the State of Nevada (currently set forth in NRS 78.752), as the same now exists or may hereafter be amended or supplemented, the Corporation may purchase and maintain insurance and make other financial arrangements on behalf of any person who is or was a director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, for any liability asserted against such person and liability and expense incurred by such person in its capacity as a director, officer, employee, or agent, or arising out of such person's status as such, whether or not the Corporation has the authority to indemnify such person against such liability and expenses.

PART F/S

Item 1. Financial Statements

DALIAN VITUP HEALTHCARE MANAGEMENT COMPANY LIMITED

INDEX TO FINANCIAL STATEMENTS

Page
Unaudited Condensed Consolidated Financial Statements for the Nine Months Period Ended September 30, 2006
Condensed Consolidated Unaudited Balance Sheet	25
Condensed Consolidated Unaudited Statements of Operations	26
Condensed Consolidated Statements of Unaudited Cash Flow	27
Notes to Condensed Consolidated Financial Statements	28 – 34
Audited Financial Statements For the Period From January 12, 2004 (Inception) To December 31, 2004 And the Year Ended December 31, 2005 And the Three Months Ended March 31, 2006
Report of Independent Registered Public Accounting Firm	36
Balance Sheets	37
Statements of Operations	38
Statements of Cash Flows	39
Statements of Owners Equity And Comprehensive Income (Loss)	40
Notes to Financial Statements	41-47

DALIAN VITUP HEALTHCARE MANAGEMENT COMPANY LIMITED

CONDENSED CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 30, 2006

(Currency expressed in United States Dollars (“US$”))

September 30, 2006
ASSETS	(unaudited)
Current assets:
Cash and cash equivalents	$ 83,862
Inventories	3,894
Accounts receivable, trade	103,044
Amount due from a related party	36,082
Prepayments and other current assets	145,542

Total current assets	372,424

Non current assets:
Property, plant and equipment, net	760,908
TOTAL ASSETS	$ 1,133,332

LIABILITIES AND OWNERS’ EQUITY
Current liabilities:
Deferred revenue	$ 27,216
Accounts payable, trade	2,595
Income tax payable	68,819
Other payables and accrued liabilities	16,842

Total current liabilities	115,472

TOTAL LIABILITIES	115,472

Owners’ equity:
Registered capital	970,756
Accumulated other comprehensive income	60,162
Retained earnings	(13,058)

Total owners’ equity	1,017,860

TOTAL LIABILITIES AND OWNERS’ EQUITY	$ 1,133,332

See accompanying notes to condensed consolidated financial statements.

DALIAN VITUP HEALTHCARE MANAGEMENT COMPANY LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2006

 (Currency expressed in United States Dollars (“US$”))

(UNAUDITED)

	Nine months ended September 30,
	2006	2005

Revenue, net	$ 811,799	$ 693,574

Cost of revenue	195,037	223,174

Gross profit	616,762	470,400

Operating expenses:
Selling, general and administrative	378,767	292,776
Rental expense – related party	32,665	31,950
Total operating expenses	411,432	324,726

Income from operations	205,330	145,674

Income tax expense	(67,770)	-

Net income	$ 137,560	$ 145,674

See accompanying notes to condensed consolidated financial statements.

DALIAN VITUP HEALTHCARE MANAGEMENT COMPANY LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2006

 (Currency expressed in United States Dollars (“US$”))

(UNAUDITED)

	Nine months ended September 30,
	2006	2005
Cash flows from operating activities:
Net income	$ 137,560	$ 145,674
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	179,547	176,326
Changes in current assets and liabilities:
Accounts receivable, trade	(103,044)	-
Inventories	(3,894)	(5,935)
Prepayments and other current assets	(112,921)	(285)
Deferred revenue	14,167	-
Income tax payable	68,819	(1,493)
Amount due from an officer	(36,082)	-
Accounts payable, trade	2,595	-
Other payable and accrued liabilities	(23,713)	(77,803)

Net cash provided by operating activities	123,034	236,484

Cash flows from investing activities:
Purchase of property, plant and equipment	(43,882)	(201,034)

Net cash used in investing activities	(43,882)	(201,034)

Cash flows from financing activities:
Repayment to owners	(77,628)	-

Net cash used in financing activities	(77,628)	-

Foreign currency translation adjustment	46,286	(433)
NET CHANGE IN CASH AND CASH EQUIVALENTS	47,810	35,017

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	36,052	416

CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 83,862	$ 35,433

See accompanying notes to condensed consolidated financial statements.

DALIAN VITUP HEALTHCARE MANAGEMENT COMPANY LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2006

 (Currency expressed in United States Dollars (“US$”))

(UNAUDITED)

NOTE – 1

ORGANIZATION AND BUSINESS BACKGROUND

Dalian Vitup Healthcare Management Company Limited (“the Company”) was incorporated in the People’s Republic of China (“PRC”) on January 12, 2004.

The Company operates a healthcare facility center situated in Dalian city, Liaoning Province, PRC.  The Company provides a wide range of healthcare services focused on fitness management and health screening to the public.  These services are designed to assess health risks of physical condition of the individuals so as to enhance the health and quality of life.  The Company’s clients are mainly employees of government offices and agencies, foreign enterprises that self-insure the medical benefits provided to their employees and insured individuals in the PRC.

On April 1, 2006, the Company entered a Co-operative Agreement (“the Agreement”) with Dalian Vitup Clinic (“the Clinic”), a privately-owned Chinese medical practice registered in the PRC and owned by a PRC resident, Mr Wang Shu Bin.  Mr Wang Shu Bin is an owner of the Company with 51% equity interest in the registered capital.  Pursuant to the Agreement, the Company would (1) provide business intelligence, (2) provide marketing and patient support services, (3) handle certain accounting and office administration and (4) manage certain human resource work for the Clinic. The Clinic would be obliged to pay the Company, each month, for consulting services an amount equal to the Clinic’s “surplus,” defined as the Clinic’s net profits for each month.

The result of the Agreements entered between the Company and the Clinic is determined that the Company has control over the operation of the Clinic at the effective date of the Agreement.  Therefore, the Clinic is considered as a variable interest entity in which the Company is the primary beneficiary pursuant to FIN 46R and is therefore be consolidated from the transaction date of April 1, 2006.

Effective from April 1, 2006, the Company operates 2 business segments:  Health Management Service and Chinese Medical Service.

All the Company’s customers are located in PRC.

On September 1, 2006, the Company entered into five Agreements: the proxy agreement, the loan agreement, the equity pledge agreement, option agreement and the consultancy agreement (collectively known as the “Agreements”) with Dalian Vitup Management Holdings Co., Ltd (“DVMH”), a wholly-foreign enterprise registered in the PRC with a registered capital of US$125,000 (equivalent to RMB 1,000,000).  Pursuant to the Agreements, each quarter, the Company would pay DVMH for a consulting fee in an amount equal to an agreed percentage of Company’s profit before tax upon the approval of the Board.  The transaction became effective from October 1, 2006.

NOTE – 2

BASIS OF PRESENTATION OF INTERIM PERIOD

The accompanying unaudited consolidated financial statements as of September 30, 2006 and for the nine months period then ended have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information.  They do not include all of the information and footnotes for complete consolidated financial statements as required by GAAP. In

DALIAN VITUP HEALTHCARE MANAGEMENT COMPANY LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2006

 (Currency expressed in United States Dollars (“US$”))

(UNAUDITED)

management's opinion, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation have been included. The results of operations for the nine months period ended September 30, 2006 presented are not necessarily indicative of the results to be expected for the full year.  These condensed consolidated financial statements should be read in conjunction with the annual financial statements presented elsewhere in the SEC filing.

NOTE – 3

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying condensed consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying condensed financial statements and notes.

●

Basis of presentation

These accompanying condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America.

●

Use of estimates

In preparing these condensed consolidated financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheets and revenues and expenses during the yeas and period reported. Actual results may differ from these estimates.

●

Principle of consolidation

The condensed consolidated financial statements include the accounts of the Company and the Clinic, an entity required to be consolidated pursuant to Financial Accounting Standards Board Interpretation No. 46R, “Consolidation of Variable Interest Entities,” (“FIN 46R”) effective March 31, 2004. The term “the Company” as used throughout this document is used to indicate the Company and the Clinic, an entity that required to be consolidated under FIN 46R.  All significant inter-company balances have been eliminated.

●

Variable interest entities

In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" (FIN 46). In December 2003, the FASB modified FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 provides a new framework for identifying VIEs and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements. In general, a VIE is any legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant individual decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. FIN 46 requires a VIE to be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a variable

DALIAN VITUP HEALTHCARE MANAGEMENT COMPANY LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2006

 (Currency expressed in United States Dollars (“US$”))

(UNAUDITED)

interest holder) is obligated to absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no party absorbs a majority of the VIE's losses), or both. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities and non-controlling interests at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest.

The result of the Agreements entered between the Company and the Clinic is determined that the Company has control over the operation of the Clinic at the effective date of the Agreement.  Therefore, the Clinic is considered as a variable interest entity in which the Company is the primary beneficiary pursuant to FIN 46R and will therefore be consolidated from the transaction date of April 1, 2006.  The adoption of FIN 46R will have a material impact upon the future consolidated financial condition, results of operations and cash flows for the period ending December 31, 2006.

●

Revenue and cost recognition

The Company recognizes its revenues, as the related services are rendered to the customer and are net of allowances and discounts, its related business taxes and value added taxes. In accordance with the SEC’s Staff Accounting Bulletin No. 104, Revenue Recognition, the Company recognizes revenue when persuasive evidence of an arrangement exists, transfer of title has occurred or services have been rendered, the selling price is fixed or determinable and collectibility is reasonably assured.

The Company has two groups of customers, the customers with a service contract and customers without a service contract. Contracts with government and private institutions are principally fixed price contracts with revenue adjustments for additional services as requested by an individual patient. These contracts typically offer one full-day health screening program and healthcare advisory service to their employees. Contracts with individuals are also a fixed price contract with a term of one year offering a one full-day health screening program and healthcare advisory service during the contractual period. Advance payments received from these contracts are non-refundable and not redeemable at any time after the expiration of the contract term.

The contracts generally may be terminated by either party at will and without cause upon proper notice. Revenues earned under fixed priced contracts are recognized in the period that services are rendered. Cash received in advance for future service is recorded as deferred revenue are recognized as income when the service is performed. Revenues are calculated based on fixed priced services established in the service contracts.

For customers without a service contract, who are the walk-in customers for one-off health screening arrangements, revenues are earned when services are rendered and are calculated based on actual expenses incurred during the service period plus a standard profit margin.

Under all circumstances, the Company records revenues net of any estimated contractual allowances for potential adjustments resulting from a failure to meet performance or staffing related criteria. If necessary, the Company revises its estimates for such adjustments in future periods when the actual amount of the adjustment is determined.  As of September 30, 2006, the Company considered no reserve for these potential adjustments.

DALIAN VITUP HEALTHCARE MANAGEMENT COMPANY LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2006

 (Currency expressed in United States Dollars (“US$”))

(UNAUDITED)

Revenues for the sales of Chinese herbal medicine are recognized upon delivery of the related products.

Revenue from the Clinic is recognized at the time the service is provided to the patients.

Cost of revenue includes the compensation of doctors, nurses and other healthcare professionals including any related benefits and all other direct costs.

The Company accrues losses under its fixed price contracts when it is probable that a loss has been incurred (i.e., expected future healthcare costs and maintenance costs will exceed anticipated future revenue) and the amount of the loss can be reasonably estimated. The Company performs this loss accrual analysis on a contract basis and considers no reserve as of September 30, 2006.

●

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the first-in, first-out (“FIFO”) method for all inventories. Inventories mainly consist of the Chinese medical products purchased from third parties.

●

Income tax

The Company accounts for income taxes in interim periods as required by Accounting Principles Board Opinion No. 28 "Interim Financial Reporting" and as interpreted by FASB Interpretation No. 18, "Accounting for Income Taxes in Interim Periods".  The Company has determined an estimated annual effect tax rate. The rate will be revised, if necessary, as of the end of each successive interim period during the Company’s fiscal year to the Company’s best current estimate.

The estimated annual effective tax rate is applied to the year-to-date ordinary income (or loss) at the end of the interim period.

●

Comprehensive income

SFAS No. 130, “Reporting Comprehensive Income”, establishes standards for reporting and display of comprehensive income, its components and accumulated balances.  Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated comprehensive income, as presented in the accompanying consolidated statement of changes in owners’ equity consists of changes in unrealized gains and losses on foreign currency translation.  This comprehensive income is not included in the computation of income tax expense or benefit.  For the nine months period ended September 30, 2006 and 2005, total comprehensive income were $183,846 and $145,241, respectively.

●

Segment reporting

SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organization structure as well as information about geographical areas, business segments and major customers in financial statements.  The Company operates in two reportable operating segments: Health Management and Chinese Medical Clinic.

DALIAN VITUP HEALTHCARE MANAGEMENT COMPANY LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2006

 (Currency expressed in United States Dollars (“US$”))

(UNAUDITED)

●

Fair value of financial instruments

The carrying value of the Company’s financial instruments, which include cash and cash equivalents, trade receivable, amount due from an officer, account and other payables, approximate fair value due to the short maturities of these instruments.

NOTE – 4

AMOUNT DUE FROM A RELATED PARTY

As of September 30, 2006, the amount due from an officer of the Company, Mr Wang Shuo represented a temporary advance which was unsecured, interest-free and repayable within 12 months.

NOTE – 5

PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

September 30, 2006

Leasehold improvements	414,898
Medical equipment	495,597
Motor vehicles	143,049
Furniture, fixtures and equipment	214,156
1,267,700
Less: Accumulated depreciation	(506,792)
Net book value	760,908

Depreciation expenses for the nine months period ended September 30, 2006 and 2005 were $179,547 and $176,326, respectively.

NOTE – 6

PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets as of September 30, 2006 consist of the followings:

September 30, 2006

Equipment prepayment	14,471
Prepaid expenses	131,071
145,542

DALIAN VITUP HEALTHCARE MANAGEMENT COMPANY LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2006

 (Currency expressed in United States Dollars (“US$”))

(UNAUDITED)

NOTE – 7

OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities as of September 30, 2006 consist of the followings:

September 30, 2006

Welfare payable	8,970
Other levy payable	7,872
16,842

NOTE – 8

RELATED PARTY TRANSACTION

	Nine months ended September 30
	2006	2005

Rental expense charged by an owner of the Company	32,665	31,950

The premise of healthcare facility center was leased to the Company at market rates. The term of the lease agreement is 15 years commencing from 2004 through 2018.

NOTE – 9

 SEGMENT INFORMATION

The Company’s business units have been aggregated into two reportable segments: Health Management Service and Chinese Medical Service. The Health Management Service mainly provides body screening and health management consulting service since its inception. The Chinese Medical Service mainly provides Chinese medication and consulting service.  The Company commences its operation since April 1, 2006 and there is no operating result during 2005.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 2). The Company had no inter-segment sales for the periods ended September 30, 2006 and 2005. The Company’s reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies. The Company evaluates the performance of its operating segments based on income from operations, before income taxes, accounting changes, non-recurring items and interest income and expense.

Summarized financial information concerning the Company’s reportable segments is shown in the following table for the nine months period ended September 30, 2006:

DALIAN VITUP HEALTHCARE MANAGEMENT COMPANY LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS PERIOD ENDED SEPTEMBER 30, 2006

 (Currency expressed in United States Dollars (“US$”))

(UNAUDITED)

	Health Management Service	Chinese Medical Service	Consolidated

Revenue, net	775,860	35,939	811,799
Cost of revenue	181,940	13,097	195,037
Gross profit	593,920	22,842	616,762
Net income	137,527	33	137,560

NOTE – 10

COMMITMENT AND CONTINGENCIES

The Company leases a healthcare center under a non-cancelable operating lease. Costs incurred under this operating lease are recorded as rent expense and totaled approximately $32,665 and $31,950 for the nine months period ended September 30, 2006 and 2005.

Future minimum rent payments due under a non-cancelable operating lease are as follows:

Years ending September 30:
2007	$43,554
2008	43,554
2009	43,554
2010	43,554
Thereafter	348,432
Total:	$522,648

DALIAN VITUP HEALTHCARE MANAGEMENT COMPANY LIMITED

Financial Statements

For The Period From January 12, 2004 (Inception) To December 31, 2004

And The Year Ended December 31, 2005

And The Three Months Ended March 31, 2006

(With Reports of Independent Registered Public Accounting Firm Thereon)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Owners of

Dalian Vitup Healthcare Management Company Limited

We have audited the accompanying balance sheets of Dalian Vitup Healthcare Management Company Limited (the “Company”) as of December 31, 2004 and 2005 and March 31, 2006, and the related statements of operations, changes in shareholders’ equity and comprehensive income, and cash flows for the period from January 12, 2004 (Inception) to December 31, 2004, the year ended December 31, 2005 and the three months ended March 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dalian Vitup Health Management Company Limited as of December 31, 2004, December 31, 2005 and March 31, 2006, and the results of their operations and their cash flows for the period from January 12, 2004 (Inception) to December 31, 2004, the year ended December 31, 2005, and the three months ended March 31, 2006 in conformity with U.S. generally accepted accounting principles.

Zhong Yi (Hong Kong) C.P.A. Company Limited

Certified Public Accountants

Hong Kong, China

July 13, 2006

DALIAN VITUP HEALTHCARE MANAGEMENT COMPANY LIMITED

BALANCE SHEETS

AS OF DECEMBER 31, 2004, DECEMBER 31, 2005 AND MARCH 31, 2006,

(Currency expressed in United States Dollars (“US$”))

	2006	2005	2004
ASSETS

Current assets:
Cash and cash equivalents	$ 17,968	$ 36,052	$ 416
Prepayments and other current assets	19,062	32,621	1,416

Total current assets	37,030	68,673	1,832

Plant and equipment, net	847,582	896,573	898,063
TOTAL ASSETS	$ 884,612	$ 965,246	$ 899,895

LIABILITIES AND OWNERS’ EQUITY

Current liabilities:
Deferred revenue	$ 19,222	$ 13,049	$ 1,213
Accounts payable, trade	31,148	36,581	102,762
Other payables and accrued liabilities	9,464	3,974	10,776

Total current liabilities	59,834	53,604	114,751

Non-current liability:
Loan due to owners	63,134	77,628	168,758
TOTAL LIABILITIES	122,968	131,232	283,509

Owners’ equity:
Registered capital of Renminbi 8,000,000 (US$970,756) fully paid in 2004	970,756	970,756	970,756
Accumulated other comprehensive income (loss)	18,328	13,876	(433)
Accumulated deficit	(227,440)	(150,618)	(353,937)

Total owners’ equity	761,644	834,014	616,386

TOTAL LIABILITIES AND OWNERS’ EQUITY	$ 884,612	$ 965,246	$ 899,895

See accompanying notes to financial statements.

DALIAN VITUP HEALTHCARE MANAGEMENT COMPANY LIMITED

STATEMENTS OF OPERATIONS

FOR THE PERIOD FROM JANUARY 12, 2004 (INCEPTION) TODECEMBER 31, 2004

AND THE YEAR ENDED DECEMBER 31, 2005

AND THE THREE MONTHS ENDED MARCH 31, 2006

(Currency expressed in United States Dollars (“US$”))

	2006	2005	2004

Revenue	$ 117,466	$ 991,103	$ 193,751

Cost of revenue	(100,695)	(372,543)	(175,718)
Gross profit	16,771	618,560	18,033

Operating expenses:
Selling, general and administrative	(24,903)	(164,136)	(216,909)
General and administrative – related party	(10,661)	(42,600)	(36,600)
Depreciation	(58,029)	(208,595)	(118,650)
Total operating expenses	(93,593)	(415,331)	(372,159)
(Loss) income from operations	(76,822)	203,229	(354,126)

Other income:
Interest income	-	90	189
(Loss) income before tax	(76,822)	203,319	(353,937)

Income tax	-	-	-

Net (loss) income	$ (76,822)	$ 203,319	$ (353,937)

See accompanying notes to financial statements.

DALIAN VITUP HEALTHCARE MANAGEMENT COMPANY LIMITED

STATEMENTS OF CASH FLOWS

FOR THE PERIOD FROM JANUARY 12, 2004 (INCEPTION) TO DECEMBER 31, 2004

AND THE YEAR ENDED DECEMBER 31, 2005

 AND THE THREE MONTHS ENDED MARCH 31, 2006

 (Currency expressed in United States Dollars (“US$”))

	2006	2005	2004
Cash flows from operating activities:
Net (loss) income	$ (76,822)	$ 203,319	$ (353,937)
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	58,029	208,595	118,650
Changes in assets and liabilities:
Prepayments and other current assets	13,559	(31,205)	(1,416)
Deferred revenue	6,173	11,836	1,213
Accounts payable, trade	(5,433)	(66,181)	102,762
Other payables and accrued liabilities	5,490	(6,802)	10,776

Net cash provided by (used in) operating activities	996	319,562	(121,952)

Cash flows from investing activities:
Purchase of plant and equipment	(9,038)	(207,105)	(1,016,713)

Net cash used in investing activities	(9,038)	(207,105)	(1,016,713)

Cash flows from financing activities:
Contribution to registered capital by owners	-	-	970,756
Advances by owners	-	-	168,758
Repayment to owners	(14,494)	(91,130)	-

Net cash (used in) provided by financing activities	(14,494)	(91,130)	1,139,514

Foreign currency translation adjustment	4,452	14,309	(433)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(18,084)	35,636	416

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR/PERIOD	36,052	416	-

CASH AND CASH EQUIVALENTS, END OF YEAR/PERIOD	$ 17,968	$ 36,052	$ 416

SUPPLIMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid for income taxes	$ -	$ -	$ -

Cash paid for interest expenses	$ -	$ -	$ -

Non-cash transaction:
Comprehensive income (loss)	$ 4,452	$ 14,309	$ (433)

See accompanying notes to financial statements.

DALIAN VITUP HEALTHCARE MANAGEMENT COMPANY LIMITED

STATEMENTS OF OWNERS’ EQUITY

AND COMPREHENSIVE INCOME (LOSS)

FOR THE PERIOD FROM JANUARY 12, 2004 (INCEPTION) TO DECEMBER 31, 2004

AND THE YEAR ENDED DECEMBER 31, 2005

 AND THE THREE MONTHS ENDED MARCH 31, 2006

 (Currency expressed in United States Dollars (“US$”))

	Registered capital	Accumulated deficit	Accumulated other comprehensive (loss) income	Total

Capital contributions from owners	$ 970,756	$ -	$ -	$ 970,756
Foreign currency translation adjustment	-	-	(433)	(433)
Net loss for the period	-	(353,937)	-	(353,937)
Balance at December 31, 2004	$ 970,756	$ (353,937)	$ (433)	$ 616,386

Foreign currency translation adjustment	-	-	14,309	14,309

Net income for the year	-	203,319	-	203,319
Balance at December 31, 2005	$ 970,756	$ (150,618)	$ 13,876	$ 834,014

Foreign currency translation adjustment	-	-	4,452	4,452

Net loss for the period	-	(76,822)	-	(76,822)
Balance at March 31, 2006	$ 970,756	$ (227,440)	$ 18,328	$ 761,644

See accompanying notes to financial statements.

 1.

ORGANIZATION AND BUSINESS BACKGROUND

Dalian Vitup Healthcare Management Company Limited (“the Company”) was incorporated in the People’s Republic of China (“PRC”) on January 12, 2004.

The Company operates a healthcare facility center situated in Dalian city, Liaoning Province, PRC.  The Company provides a wide range of healthcare services focused on fitness management and health screening to the public.  These services are designed to assess health risks of physical condition of the individuals so as to enhance the health and quality of life.  The Company’s clients are mainly employees of government offices and agencies, foreign enterprises that self-insure the medical benefits provided to their employees and insured individuals in the PRC.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

●

Basis of Presentation

These accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America.

●

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those amounts.

●

Revenue and Cost Recognition

The Company recognizes its revenues, as the related services are rendered to the customer and are net of allowances and discounts, its related business taxes and value added taxes. In accordance with the SEC’s Staff Accounting Bulletin No. 104, Revenue Recognition, the Company recognizes revenue when persuasive evidence of an arrangement exists, transfer of title has occurred or services have been rendered, the selling price is fixed or determinable and collectibility is reasonably assured.

The Company has two groups of customers, the customers with a service contract and customers without a service contract. Contracts with government and private institutions are principally fixed price contracts with revenue adjustments for additional services as requested by an individual patient. These contracts typically offer one full-day health screening program and healthcare advisory service to their employees. Contracts with individuals are also a fixed price contract with a term of one year offering a one full-day health screening program and healthcare advisory service during the contractual period. Advance payments received from these contracts are non-refundable and not redeemable at any time after the expiration of the contract term.

The contracts generally may be terminated by either party at will and without cause upon proper notice. Revenues earned under fixed priced contracts are recognized in the period that services are rendered. Cash received in advance for future service is recorded as deferred revenue are recognized as income when the service is performed. Revenues are calculated based on fixed priced services established in the service contracts.

For customers without a service contract, who are the walk-in customers for one-off health screening arrangements, revenues are earned when services are rendered and are calculated based on actual expenses incurred during the service period plus a standard profit margin.

Under all circumstances, the Company records revenues net of any estimated contractual allowances for potential adjustments resulting from a failure to meet performance or staffing related criteria. If necessary, the Company revises its estimates for such adjustments in future periods when the actual amount of the adjustment is determined.  As of March 31, 2006, the Company considered no reserve for these potential adjustments.

Revenues for the sales of Chinese herbal medicine are recognized upon delivery of the related products.

Cost of revenue includes the compensation of doctors, nurses and other healthcare professionals including any related benefits and all other direct costs.

The Company accrues losses under its fixed price contracts when it is probable that a loss has been incurred (i.e., expected future healthcare costs and maintenance costs will exceed anticipated future revenue) and the amount of the loss can be reasonably estimated. The Company performs this loss accrual analysis on a contract basis and considers no reserve as of March 31, 2006.

●

Cash and Cash Equivalents

Cash and cash equivalents are carried at cost and represent cash on hand, cash at banks or other financial institutions and all highly liquid investments with an original maturity of three months or less as of the purchase date of such investments.

●

Plant and Equipment

Plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following estimated useful lives, taking into account any estimated residual value:

	Depreciable Life	Residual Value
Leasehold improvement	5 years	Nil
Medical equipments	5 years	5%
Motor vehicles	10 years	5%
Furniture, fixtures and equipments	5 years	5%

Expenditure for maintenance and repairs is expensed as incurred.

●

Impairment of Long Lived Assets

In accordance with Statement of Financial Accounting Standards No. 121, “Accounting for the impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”, a long-lived assets and certain identifiable intangible assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  For the purposes of evaluating the recoverability of long-lived assets, the recoverability test is performed using undiscounted net cash flows related to the long-lived assets.  The Company reviews long-lived assets, if any, to determine the carrying values are not impaired.

●

Deferred Revenue

Deferred revenue consists of primarily of payments received in advance from customers.

●

Advertising Cost

The Company expenses advertising costs as incurred in accordance with the American Institute of Certified Public Accountants (“AICPA”) Statement of Position 93-7, “Reporting for Advertising Costs”. Advertising costs amounted to $29,220, $19,545 and $683 for 2004, 2005 and the first quarter of 2006.

●

Comprehensive Income (loss)

Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated comprehensive income, as presented in the accompanying statement of changes in owner’s equity consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

●

Income Taxes

The Company accounts for income tax using SFAS No. 109 “Accounting for Income Taxes”, which requires the asset and liability approach for financial accounting and reporting for income taxes. Under this approach, deferred income taxes are provided for the estimated future tax effects attributable to temporary differences between financial statement carrying amounts of assets and liabilities and their respective tax bases, and for the expected future tax benefits from loss carry-forwards and provisions, if any. Deferred tax assets and liabilities are measured using the enacted tax rates expected in the years of recovery or reversal and the effect from a change in tax rates is recognized in the statement of operations and comprehensive (loss) income in the period of enactment. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

●

Foreign Currencies Translation

The functional currency of the Company is the People’s Republic of China Renminbi (“RMB”). The accompanying financial statements have been expressed in United States dollars, the reporting currency of the Company. The balance sheet is translated into United States dollars based on the rates of exchange ruling at the balance sheet date. The statement of operations is translated using a weighted average rate for the year. Translation adjustments are reflected as cumulative translation adjustments in owners’ equity.

●

Segment Reporting

SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organization structure as well as information about geographical areas, business segments and major customers in financial statements.  The Company operates in one reportable operating segment.

●

Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments, which include cash and cash equivalents, account and other payables, approximate fair value due to the short maturities of these instruments.

●

Recently Issued Accounting Standard

In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS Statement No.151, “Inventory Costs - an amendment of ARB No. 43, Chapter 4” ("SFAS 151"), which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Under this Statement, such items will be recognized as current-period charges. In addition, the Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement will be effective for the Company for inventory costs incurred on or after January 1, 2006.  The Company is currently evaluating the impact of SFAS 151 on its financial statements.

In December 2004, the FASB issued SFAS Statement No. 153, “Exchanges of Non-monetary Assets - an amendment of APB Opinion No. 29” ("SFAS 153"), which eliminates an exception in APB 29 for non-

monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. This Statement will be effective for the Company for non-monetary asset exchanges occurring on or after January 1, 2006.  The Company is currently evaluating the impact of SFAS 153 on its financial statements.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS 154"). SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle. These requirements apply to all voluntary changes and changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS 154 is effective for fiscal years beginning after December 15, 2005. As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended December 31, 2006. The Company is currently evaluating the impact of SFAS 154 on its financial statements.

In February 2006, the FASB issued SFAS Statement No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140” ("SFAS 155"). This Statement amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.” This Statement permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for all financial instruments acquired or issued for the Company for fiscal year begins after September 15, 2006. The Company is currently evaluating the impact of SFAS 155 on its financial statements.

3.

PLANT AND EQUIPMENT, NET

Plant and equipment consists of the following:

	2006	2005	2004

Leasehold improvements	407,917	405,656	397,730
Medical equipment	479,841	477,180	321,225
Motor vehicles	140,642	139,863	137,130
Furniture, fixtures and equipment	204,456	201,119	160,628
	1,232,856	1,223,818	1,016,713
Less: Accumulated depreciation	(385,274)	(327,245)	(118,650)
Plant and equipment, net	847,582	896,573	898,063

Depreciation expenses for 2004, 2005 and the first quarter of 2006 were $118,650, $208,595 and $58,029, respectively.

4.

OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities as of December 31, 2004 and 2005 and March 31, 2006 consist of the followings:

	2006	2005	2004

Welfare payable	5,107	3,677	8,852
Other levy payable	4,357	297	1,924
	9,464	3,974	10,776

5.

LOAN DUE TO OWNERS

The balance due to owners represented unsecured advances, which are interest free and repayable after 12 months.

6.

OWNERS’ EQUITY

In accordance with the Company’s Articles of Association, the registered capital as at January 12, 2004 (date of inception) was $970,756 (RMB8,000,000) which was fully paid-up in cash on February 26, 2004.

7.

TAXATION

The Company is subject to taxes in China. Pursuant to the PRC Income Tax Laws, the Company is generally subject to enterprise income tax (“EIT”) at a statutory rate of 33% (30% national income tax plus 3% local income tax).

The Company was in a loss position for the period from January 12, 2004 (Inception) to December 31, 2004. No provision or benefit for EIT was recorded for the period from January 12, 2004 (Inception) to December 31, 2004.

The following is a reconciliation between the EIT statutory rate to which the Company is subject to and the effective tax rate of the Company:

	2006	2005	2004

EIT statutory rate	33%	33%	33%
Effect of:
Net operating loss carry-forwards	(30%)	(33%)	(23%)
Permanent differences	-	(4%)	(2%)
Change in valuation allowance	(3%)	4%	(8%)

Effective EIT rate	-	-	-

As of December 31, 2004, 2005 and March 31, 2006, the primary components of temporary differences which give rise to the Company's deferred tax assets and liabilities are as follows:

	2006	2005	2004

Net operating loss carry-forwards	29,795	6,943	-
Amortization of pre-operating expense	(1,561)	(6,165)	-
Write-off of pre-operating expense	-	-	26,421
Others	4,151	6,311	1,811
Valuation allowance	(32,385)	(7,089)	(28,232)

Net deferred tax assets	-	-

As of December 31, 2005, net operating losses of approximately $21,039 are available for carry-forward against future years’ taxable income.  Therefore, no provision for EIT is made for the year ended December 31, 2005.

As of March 31, 2006, net operating losses of approximately $90,288 are available for carry-forward against future years’ taxable income.  Therefore, no provision for EIT is made for the quarter ended March 31, 2006.

As of December 31, 2004, 2005 and March 31, 2006, valuation allowance of $28,232, $7,089 and $32,385 respectively was provided to the deferred tax assets due to the uncertainty surrounding their realization.  During the year ended December 31, 2005, the reserve was decreased by $21,143.  During the three months ended March 31, 2006, the reserve was increased by $25,296.

8.

RELATED PARTY TRANSACTION

	2006	2005	2004

Rental expense charged by an owner of the Company	10,661	42,600	36,600

The premise of healthcare facility center was leased to the Company at market rates. The term of the lease agreement is 15 years commencing from 2004 through 2019.

9.

CHINA CONTRIBUTION PLAN AND STATUTORY RESERVES

(a)

 China contribution plan

Full-time employees of the Company are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a China government-mandated multi-employer defined contribution plan. The Company is required to accrue for these benefits based on certain percentages of the employees’ salaries. The total contributions made for such employee benefits were $1,500, $6,297 and $2,089 for each of the years and quarter ended 2004, 2005 and 2006, respectively.

(b)

 Statutory reserves

The Company is required to make appropriations to three reserves funds, the statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve, based on after-tax net earnings and determined in accordance with generally accepted accounting principles of the People’s Republic of China (the “PRC GAAP”). Appropriation to the statutory surplus reserve should be at least 10% of the after-tax net earnings until the reserve is equal to 50% of the Company’s registered capital.  Appropriation to the statutory public welfare fund is 10% of the after-tax net earnings determined in accordance with PRC GAAP.  The statutory public welfare fund is established for the purpose of providing employee facilities and other collective benefits to the fund is established for the purpose of providing employee facilities and other collective benefits to the employees and is non-distributable other than in liquidation.  No appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors.

For each of the years and quarter ended 2004, 2005 and 2006, the Company made no contribution to statutory surplus reserve and statutory public welfare fund.

10.

CONCENTRATIONS AND RISKS

(a)

Major Customers and Vendors

For each of the years and quarter ended 2004, 2005 and 2006, 100% of the Company’s assets were located in China and 100% of the Company’s revenues were derived from customers located in China and there are no customers and vendors who account for 10% or more of revenues and purchases.

(b)

Credit Risk

No financial instruments that potentially subject the Company to significant concentrations of credit risk. Concentrations of credit risk are limited due to the Company’s large number of transactions are on the cash basis.

11.

COMMITMENT AND CONTINGENCIES

The Company leases a healthcare center under a non-cancelable operating lease. Costs incurred under this operating lease are recorded as rent expense and totaled approximately $36,600, $42,600 and $10,661 for each of the years and quarter ended 2004, 2005 and 2006.

Future minimum rent payments due under a non-cancelable operating lease are as follows:

Years ending March 31:

2007	$42,644
2008	$42,644
2009	$42,644
2010	$42,644
Thereafter	$341,152

PART III

Item 1. Index to Exhibits

Item 2. Description of Exhibits

Exhibit Number	Description of Exhibits

3.1	Certificate of Incorporation *
3.2	Bylaws *
10.1	Loan Agreement dated September 1, 2006, by and among Dalian Vitup Management Holdings Co. Ltd., Shubin Wang, and Feng Gu. *
10.2	Share Pledge Contract dated September 1, 2006 by and among Dalian Vitup Management, Shubin Wang, Feng Gu, and Dalian Vitup Healthcare. *
10.3	Exclusive Option Contract dated September 1, 2006, by and among Dalian Vitup Management Holdings Co. Ltd., Shubin Wang, Feng Gu, and Dalian Vitup Healthcare Management. *
10.4	Proxy Agreement dated September 1, 2006, by and among Shubin Wang, Feng Gu and Dalian Vitup Management. *
10.5	Consulting Agreement dated September 1, 2006, by and among Dalian Vitup Management and Dalian Vitup Healthcare. *

  * filed herewith

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

China Vitup Health Care Holdings, Inc.

By: /s/ Mr. Shubin Wang, Chairman of the Board

Date: March 2, 2007